                                                       OMB APPROVAL
                                               OMB NUMBER:       3235-0058
                                               EXPIRES:      JANUARY 31, 2002
                                               ESTIMATED AVERAGE BURDEN
                                               HOURS PER RESPONSE . . . . . 2.50

                                                         SEC FILE NUMBER
                                                             000-8483

                                                           CUSIP NUMBER
                                                            156772 10 5

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):    [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q
                [ ] Form N-SAR

                For Period Ended: MARCH 31, 2001
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                 -------------------------------

                  Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

Ceres Group, Inc.
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Full Name of Registrant

17800 Royalton Road
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Address of Principal Executive Office (Street and Number)

Cleveland, Ohio 44136
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City, State and Zip Code


PART II-- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]      (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]      (c)   The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

         Ceres Group, Inc. is unable to timely file its quarterly report on Form 10-Q for the quarter ended March 31, 2001 because Ceres has not yet completed its financial statements for the quarter and cannot do so without unreasonable effort and expense. On May 8, 2001, Ceres entered into an agreement to sell its subsidiary, United Benefit Life Insurance Company. The sale created unavoidable delays in the preparation of the financial statements for the first quarter of 2001. However, Ceres expects to file its Form 10-Q within the time period prescribed by Rule 12b-25.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Charles E. Miller, Jr.        440                       572-8853
         -----------------------------------------------------------------------
         (Name)                    (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or3 Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [_] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company estimates a net loss of approximately $7.1 million, or $.42 per diluted share, for the quarter ended March 31, 2001 compared to net income of $3.8 million, or $.26 per diluted share, for the quarter ended March 31, 2000. This change resulted substantially from
         (1) special charges related to the sale of the Company's subsidiary, United Benefit Life Insurance Company, and the elimination of the deferred acquisition cost (DAC) asset on all products of its subsidiaries, United Benefit Life and Provident American Life & Health Insurance Company, (2) the operating losses of those subsidiaries, and
         (3) an increase in claims reserves due to higher medical benefit utilization.

CERES GROUP, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                           CERES GROUP, INC.


Date: May 16, 2001                         /s/ Charles E. Miller, Jr.
                                           ------------------------------------
                                           By Charles E. Miller, Jr., Chief
                                           Financial Officer